EXHIBIT 99.1

XOMA Reports 2012 Operational Highlights and Fourth Quarter and Full-year Financial Results

BERKELEY, Calif., March 12, 2013 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced 2012 operational highlights and financial results for the fourth quarter and year ended December 31, 2012.

2012 Operational Highlights
•	Initiated a global Phase 3 gevokizumab clinical trial program, termed EYEGUARD™, in non-infectious intermediate, posterior or pan-uveitis (“NIU”):
-	EYEGUARD-A in patients with active NIU, sponsored by XOMA,
-	EYEGUARD-C in patients with controlled NIU also sponsored by XOMA, and
-	EYEGUARD-B in patients with Behcet's uveitis sponsored by XOMA' development and commercialization partner Les Laboratories Servier (“Servier”)
•
Advanced the Phase 2 proof-of-concept (“POC”) program to identify the next Phase 3 indication for gevokizumab.  Two of the three studies in the POC program, the moderate-to-severe acne study and the erosive arthritis of the hand study (“EOA”), enrolled patients during 2012.  The third indication, non-infectious anterior scleritis, was selected, and XOMA is working with the National Eye Institute (“NEI”), one of the National Institutes of Health, to finalize the study protocol.

•	Received Orphan Drug Designation from the U.S. Food and Drug Administration (“FDA”) for gevokizumab in the NIU indication.
•	Entered into a technology and process transfer agreement with Boehringer Ingelheim and Servier for the commercial manufacture of gevokizumab.
•	Announced John Varian had accepted the position of Chief Executive Officer and Paul Rubin, M.D., had been promoted to Senior Vice President, Research and Development, and Chief Medical Officer.
•	Raised $79.2 million in two public equity offerings.
•	Realized approximately $17.0 million reduction in internal expense reflecting streamlined operations to focus exclusively on value-creating activities.

“2012 was focused on identifying ways to create and capture value from gevokizumab,” stated John Varian, Chief Executive Officer of XOMA.  “We believe this allosteric modulating antibody has the potential to make a positive impact on the lives of patients across a diverse array of inflammatory diseases.  We significantly expanded our Phase 3 program to demonstrate gevokizumab’s potential to treat both patients with active NIU and those whose disease is controlled with corticosteroids and immunotherapy.  Our Phase 2 POC program was designed to generate the data necessary to guide our selection of the next Phase 3 indication.  We made significant progress advancing two of the studies in this program during 2012, and we are working with the NEI on the design for the third study in our overall POC program.

2013 will find the XOMA team focused on driving gevokizumab clinical data readouts that are expected throughout the year.  As anticipated, January began with the first of those results.  Our moderate-to-severe acne study demonstrated IL-1 beta may play an important role in acne lesion formation, a belief that was held by scientists and clinicians, yet remained unproven.  In our study, patients had a dose-dependent response to gevokizumab based on the Investigator Global Assessment, and in the group receiving the higher dose, our antibody appeared to reduce the number of acne lesions.  Gevokizumab appeared to be well tolerated in the trial, and the incidence of adverse events was comparable between both active groups and placebo.  Our erosive osteoarthritis of the hand POC trial is on track for top-line data in the third quarter, and the scleritis study is anticipated to produce data in the fourth quarter.  Ultimately, with the data from the three POC trials, we expect to select our next Phase 3 indication by year end.  We will continue to execute on our plan to increase the value of XOMA and its assets as we await these clinical milestones,” concluded Mr. Varian.

Financial Results
XOMA recorded total revenues of $33.8 million for the twelve months ended December 31, 2012, compared with $58.2 million during the same period of 2011.  For the three months ended December 31, 2012, XOMA recorded revenues of $7.4 million compared to $9.8 million during the corresponding period of 2011. The decreases in full-year and fourth quarter 2012 revenues were due primarily to reductions in contract revenue and related expenses from NIAID government contracts and from reimbursements by Servier for gevokizumab-related activities.  The full-year 2011 revenues include the $15 million upfront collaboration and license fee XOMA received from Servier associated with the companies’ gevokizumab development agreement.

For the year ended December 31, 2012, XOMA had a net loss of $71.1 million, or $1.10 per share, compared with a net loss of $32.7 million, or $1.04 per share, in the year ended December 31, 2011.  Excluding the $9.2 million non-cash revaluation of contingent warrant liabilities, net loss for the full year of 2012 was $61.9 million, or $0.96 per share.  For the three months ended December 31, 2012, XOMA had a net income of $2.4 million, or $0.03 per share, due primarily to a $16.6 million revaluation of contingent warrant liabilities, compared to a net loss of $11.7 million, or $0.34 per share, during the corresponding period of 2011.  Excluding the non-cash revaluation of contingent warrant liabilities, the net loss for the three months ended December 31, 2012, was $14.2 million, or $0.18 per share.

In January 2012, XOMA announced a streamlining of its operations and an associated reduction in personnel, which are reflected in the reduction of the company’s operating expenses.  Annual research and development (“R&D”) expenses for 2012 were $68.3 million compared to $68.1 million in 2011.  For the three-month periods ended December 31, 2012 and 2011, R&D expenses were $15.7 million and $16.7 million, respectively.  During 2012, XOMA had higher external clinical trial costs associated with gevokizumab’s clinical development programs.  These costs were offset by decreases in internal compensation and related personnel costs.  Selling, general and administrative expenses (“SG&A”) were $16.9 million for the full year of 2012, a 30 percent reduction from $24.0 million incurred during 2011, primarily due to decreases in personnel costs of $3.8 million and decreases in professional services costs of $3.2 million, as compared to the same period in 2011.  For the three month periods ended December 31, 2012 and 2011, SG&A expenses were $3.9 million and $5.2 million, respectively.

On December 31, 2012, XOMA had cash, cash equivalents, and short-term investments of $85.3 million, compared with $48.3 million at December 31, 2011.

2013 Guidance
The company announced its anticipated cash used in ongoing operating activities during 2013 will be approximately $50 million, primarily reflecting the costs associated with conducting the EYEGUARD-A, EYEGUARD-B and EYEGUARD-C Phase 3 clinical trials.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, March 12, 2013, at 4:30 p.m. ET.  The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on June 12, 2013.  Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on March 15, 2013.  Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), replay Conference ID number 10770082.

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and the potential to treat patients with a wide variety of inflammatory and other diseases.  Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine that has been shown to be involved in non-infectious uveitis, including Behçet's uveitis, cardiovascular disease, and other auto-inflammatory diseases.  By binding to IL-1 beta, gevokizumab inhibits the activation of the IL-1 receptor, thereby modulating the cellular signaling events that produce inflammation.  Gevokizumab has been studied in over 500 patients, with approximately 300 patients on treatment for six months, and has been shown to be well-tolerated. Information about gevokizumab clinical studies can be found at www.clinicaltrials.gov.

About XOMA
XOMA combines a portfolio of innovative therapeutic antibodies, both in late-stage clinical development and in preclinical research, with its recently launched commercial operations. XOMA focuses its antibody research and development on allosteric modulation, which offers opportunities for new classes of therapeutic antibodies to treat a wide range of human diseases. XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with Servier through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases. XOMA's scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.

More detailed information can be found at www.xoma.com.

About Servier
Servier is a privately run French research-based pharmaceutical company. Current therapeutic domains for Servier medicines are cardiovascular, metabolic, neurological, psychiatric and bone and joint diseases, as well as oncology. Servier is established in 140 countries worldwide with over 20,000 employees and a 2011 turnover of €3.9 billion. Servier invests 25% of its turnover in R&D.

More information is available at: www.servier.com

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, proof-of-concept trials, anticipated size of clinical trials, continued sales of approved products, regulatory approval of unapproved product candidates, anticipated restructuring charges, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.  Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings.  Consider such risks carefully when considering XOMA's prospects.  Any forward-looking statement in this press release represents XOMA’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenues:
License and collaborative fees	$1,062	$1,266	$5,727	$17,991
Contract and other	6,043	8,560	26,852	40,037
Net product sales	249	-	1,044	-
Royalties	38	21	159	168
Total revenues	7,392	9,847	33,782	58,196
Operating expenses:
Research and development	15,732	16,659	68,324	68,137
Selling, general and administrative	3,947	5,235	16,865	24,014
Restructuring	299	-	5,074	-
Cost of sales	33	-	143	-
Total operating expenses	20,011	21,894	90,406	92,151
Loss from operations	(12,619)	(12,047)	(56,624)	(33,955)
Other income (expense):
Interest expense	(1,176)	(644)	(4,387)	(2,462)
Other (expense) income	(414)	439	(956)	(177)
Revaluation of contingent warrant liabilities	16,574	517	(9,172)	3,866
Net loss before taxes	2,365	(11,735)	(71,139)	(32,728)
Provision for income tax benefit (expense)	-	-	74	(15)
Net loss	$2,365	$(11,735)	$(71,065)	$(32,743)
Basic and diluted net income (loss) per share of common stock	$0.03	$(0.34)	$(1.10)	$(1.04)
Shares used in computing basic net income (loss) per share of common stock	77,703	34,420	64,629	31,590
Shares used in computing diluted net income (loss) per share of common stock	93,862	34,420	64,629	31,590
Comprehensive loss:
Net unrealized gains on available-for-sale securities	1	-	8	-
Comprehensive loss	$2,366	$(11,735)	$(71,057)	$(32,743)

XOMA Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$45,345	$48,344
Short-term investments	39,987	-
Trade and other receivables, net	8,249	12,332
Prepaid expenses and other current assets	2,256	2,019
Total current assets	95,837	62,695
Property and equipment, net	8,143	12,709
Other assets	1,696	2,632
Total assets	$105,676	$78,036

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$3,867	$2,128
Accrued and other liabilities	13,166	10,012
Deferred revenue	3,409	5,695
Interest bearing obligation – current	3,391	2,796
Total current liabilities	23,833	20,631
Deferred revenue – long-term	6,315	7,539
Interest bearing obligations – long-term	37,653	33,524
Contingent warrant liabilities	15,001	379
Other liabilities - long-term	1,407	952
Total liabilities	84,209	63,025

Stockholders’ equity:
Preferred stock, $0.05 par value, 1,000,000 shares authorized	-	-
Common stock, $0.0075 par value, 138,666,666 shares authorized, 82,447,274 and 35,107,007 shares outstanding at December 31, 2012 and 2011, respectively	615	263
Additional paid-in capital	977,962	900,801
Accumulated comprehensive income	8	-
Accumulated deficit	(957,118)	(886,053)
Total stockholders’ equity	21,467	15,011
Total liabilities and stockholders’ equity	$105,676	$78,036

CONTACT: XOMA Corporation

Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Canale Communications
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com